Exhibit 2

FOR IMMEDIATE RELEASE

November 18, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Notice of Organizational Change

Nissin Co., Ltd. (“the Company”) hereby informs you of the organizational change below to be implemented as of December 1, 2003, pursuant to the resolution adopted by the Board of Directors at its meeting held on November 18, 2003.

Reason of the Change

As for one of the reinforcement procedures of Internal Control, the System Planning Department shall belong to Operations Control Division to increase effectiveness of organizational operations and clarify the reporting stream.

Organizational Chart